FORM 51-102F3

MATERIAL CHANGE REPORT

Item .

Name and Address of Company

CanAlaska Uranium Ltd.

Suite 1020 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

Item .

Date of Material Change

June 13, 2011

Item .

News Release

The news release was disseminated through Canada News Wire on June 13, 2011

Item .

Summary of Material Change

CanAlaska Uranium Commences Summer Geophysics

Item 5.

Full Description of Material Change

.1

Full Description of Material Change

Vancouver, Canada, June 13th, 2011 - CanAlaska Uranium Ltd. (TSX.V – CVV)  (“CanAlaska” or the “Company”) is pleased to announce   the commencement of two airborne ZTEM geophysical surveys, and one ground geophysical resistivity survey on its wholly-owned and joint-ventured projects in the Athabasca Basin, Saskatchewan.  The ZTEM surveys provide a new dimension for surveying electromagnetic targets, and provide superior detail at depth.

Athabasca Basin
Hodgson Project
Map Area
Johnston Lake Showing
Gumboot
Tucker Uranium Deposit
Cigar Lake Mine
Drill hole CLC10-76
(1.13% Cu/0.1 m)
Huard Lake U-Ni-rich
Lake Sediment Samples
Legend
Claims
Uranium Mines
Deposits
Historical Drill Holes
Lakes
0 2.5 5 10
Kilometres
106°30'0"W
106°0'0"W
104°30'0"W
470000
480000
490000
500000
510000
520000
530000
CanAlaska Uranium Ltd.
Hodgson Project
Property Location
Scale 1:300 000
Date: Jun 09, 2011
Drawn by: AS
Fig No:
1

The first ZTEM survey is to cover the Hodgson project.  This large project consists of six contiguous claims totaling 24,939 ha and is located in the east-central part of the Athabasca basin, 27 kilometres northwest of the McArthur River mine and 21 kilometres west of the Cigar Lake deposit.  Exploration to-date includes lake sediment geochemistry and geophysics.  Reconnaissance ground AMT surveys confirmed a series of basement conductors and indicated the presence of conductive zones in the sandstones, structures thought to be related to uranium mineralizing events.

The second ZTEM survey is to cover the western portion of the Carswell structure, situated in CanAlaska’s Carswell project.  CanAlaska has assembled a large land position, north and north-west of the new discoveries by Areva and UEX, and west and south of the historic Cluff Lake uranium mines, located within the basement uplift.  This survey is planned to provide geophysical technical detail never before made possible.  Previous surveys in this area have been hampered by layers of conductive units in the upper portions of the Athabasca sandstone.  The new ZTEM survey technique should make it possible to provide images of the conductive horizons in the basement below these conductive units, due to the longer wavelength signals being used to collect data.

Outer Rim
Bartlett Lake
Tuma Lake
Carswell Lake
Harrison River
Inner Rim
Dominique-Janine
Claude
Dominique
Cluff Lake Mine Site
Peter
OP
Cluff Lake Mine
Cluff Lake
Outer Rim
Douglas River
Colette Deposit
Kianna Deposit
Anne Deposit
Shea Creek
Legend
Carswell Claims
Uranium Deposit
Uranium Showings
Past Producing Uranium Mine
Carswell Structure
Roads
Lakes
Rivers
0 2 4 8 12
Kilometres
Athabasca Basin
Carswell Project Map Area
CanAlaska Uranium Ltd.
Carswell Project
Property Location
UTM NAD 83. Zone 13
NTS: 074K03-06/11-12
Scale: 1: 275 000
Fig No: 2
Date: Jun 9, 2011
Drawn by: AS
CAR Jun 09 2011

Elsewhere on CanAlaska’s projects, a ground geophysical crew has moved back to the West McArthur project (a joint venture with MC Resources Canada Ltd.), to complete ground resistivity surveying over Grid #1 and Grid #7.  These surveys are follow-ups to a successful airborne ZTEM survey undertaken on the project last year.

CanAlaska President Peter Dasler comments: “Exploration for mineral deposits in the Athabasca has benefited greatly from recent advances in geophysical techniques.  The commercialization of the ZTEM survey method over the past year, and the simultaneous use of new “SQUID” TDEM ground geophysics survey equipment, provide a quantum leap in exploration targeting for further unconformity uranium deposits.”

Mr, Peter Dasler, P. Geo., is the qualified technical person responsible for this news release.

The Qualified Person for this news release is Peter G. Dasler, P. Geo.

..

5.2

Disclosure for Restructuring Transactions

Item .

Reliance on Subsection 7.1(2) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

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Omitted Information

Not Applicable

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Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item .

Date of Report

Dated at the City of Vancouver, in the Province of British Columbia this 13th day of June 2011.